Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Hawaiian Ola Brewing Corporation
74- 5598 Luhia St
Kailua Kona, HI 96740
https://www.olabrewco.com/

Up to $4,999,998.50 in Class A Common Stock at $3.50
Minimum Target Amount: $14,997.50

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Hawaiian Ola Brewing Corporation
Address: 74- 5598 Luhia St, Kailua Kona, HI 96740
State of Incorporation: HI
Date Incorporated: December 22, 2015

Terms:

Equity

Offering Minimum: $14,997.50 | 4,285 shares of Class A Common Stock
Offering Maximum: $4,999,998.50 | 1,428,571 shares of Class A Common Stock
Type of Security Offered: Class A Common Stock
Purchase Price of Security Offered: $3.50
Minimum Investment Amount (per investor): $497.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common

<u>Investment Incentives & Bonuses*</u>

<u>Loyalty Bonus | 5% Bonus Shares</u>

As you have previously invested in Hawaiian Ola Brewing Corporation, you are eligible for additional bonus shares

Time-Based Perks:

First to the Party

Invest within the first 72 hours and receive 10% bonus shares.

Still Got Time

Invest within the first week and receive 5% bonus shares.

Volume-Based Perks:

Bronze | $1,000+

Invest $1000 or more and receive INVESTOR CARD 10% off at any of our in-person locations FOR LIFE, 50ml bottle of our first ʻŌkolehao for $1**, ***

Silver | $5,000+

Invest $5,000 or more and receive exclusive 'Ōkolehao Flask, INVESTOR CARD 10% off at any of our in-person locations FOR LIFE, and a 200mL of our first ʻŌkolehao for $1**, ***

Gold | $10,000+

Invest $10,000 or more and receive an invitation to an ʻŌkolehao pairing*, exclusive 'Ōkolehao Flask, INVESTOR CARD 10% off at any of our in-person locations FOR LIFE, and 750mL of ʻŌkolehao for $1**, ***

Double Gold | $25,000+

Invest $25,000 or more and receive 5% bonus shares, an invitation to an ʻŌkolehao pairing*, exclusive 'Ōkolehao Flask, INVESTOR CARD 10% off at our in-person locations FOR LIFE, and 750mL of our first production ʻŌkolehao for $1**, ***

Best in Class | $50,000+

Invest $50,000 or more, and receive 10% bonus shares, an invitation to an ʻŌkolehao pairing*, an exclusive 'Ōkolehao Flask, INVESTOR CARD with 10% off at our in-person locations FOR LIFE, and 750mL of our first ʻŌkolehao for $1**, ***

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from

their IRA account.

***At our ʻŌkolehao Distillery upon opening!*

****Investors must be over 21 in order to pick up perks!*

<u>**The 10% StartEngine Owners' Bonus**</u>

Hawaiian Ola Brewing Corporation will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $350. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner’s Bonus and the 5% Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Hawaiian Ola Brewing Corporation (dba "Ola Brew" or the "Company") is a C-Corp. organized under the laws of the state of Hawai'i.

DOING WHAT WE LOVE:

At Ola Brew, our family of committed brewers, farmers, and culinary artisans take pride in crafting authentic Hawai'i-grown experiences for guests, friends, and ohana to enjoy. We serve our community with creative and crafty beers, hard ciders, and hard seltzer using the abundance of fresh ingredients grown by our island farmers.

OUR BUSINESS MODEL:

Since 2016, CROWDFUNDING has been woven into the DNA and foundation of Ola Brew. As a way to uplift our community and build a more circular economy, we prioritize creating equal investment opportunities for EVERYONE. Ola Brew was one of the first breweries to crowdfund in the US. Our initial crowdfunding campaign successfully closed in May of 2017, just 5 months before our brewery opened in Kailua

Kona, HI.

Ola Brew has raised over $3M through crowdfunding. We currently share our successes with over 2800 community and employee owners that motivate us to continue innovating and pushing the boundaries of the brewing and spirits industry.

OUR MISSION:

To encourage growth in Hawaiʻi's agricultural economy by purchasing local ingredients and incorporating them into quality island-made beverages. The diversity of our facility and the ingredients available allow us to innovate to our heart's content while creating a flavor that is authentically anchored to the islands. To date, we have worked with over 100 Hawai'i farmers, and sourced over $1.8M in local agriculture.

Since opening in 2017, Ola Brew has grown from a busy local brewery and taproom in Kailua-Kona HI, to an award-winning brand, loved by craft beer enthusiasts worldwide with two of our own taprooms and featured in over 600 stores and 200 restaurants across the island chain. We now have over 20 retail products and over 60 unique craft beers and beyond beer products that our guests enjoy.

WHAT COMES NEXT:

As we grow, we aim to build our legacy by creating a demand for potentially the largest agricultural crop in Hawai'i by bringing our award-winning distilled spirit, Ola ʻŌkolehao to the world stage.

Our spirits are winning awards internationally alongside premium tequilas in the most prestigious competitions. With ultra-premium tequila revenues still on the rise, and mezcal not far behind, the spirits market is primed for innovation.

ʻŌkolehao is distilled from a plant cousin to agave that not only has cultural significance in Hawai'i but also grows five times as fast and organically. But what does it taste like? You guessed it! A premium tequila! and with over 800 unique varietals of kī and numerous aging and distillation techniques, the flavor possibilities are endless.

CONCURRENT OFFERING

Ola Brew has a 506(c) raise open for Preferred Series C shares. This current investment round is selling preferred shares valued at $3.50/share. The minimum investment is $100,000. Ola Brew intends to use the net proceeds of this Offering to fund the construction and development of Ola's ʻŌkolehao Distillery.

The 506(c) will occur simultaneously with this Reg CF raise.

Competitors and Industry

Ola Brew's Mission has always been to support Hawai'i's agricultural economy. With our current product offerings, we have sourced over $1.8M in Hawai'i-grown agriculture since we opened our brewery in December 2017.

Compared to Maui Brew and Kona Brew, two of Hawai'i's largest breweries, we grew faster than both over their respective first 5 years of operations, with revenues to date of $27M and over $8.2 million in 2022 alone. While building our beer business, we have also been busy refining a distilled spirit. With distilled spirits, we can now take the Ola Brand international!

THE RISE OF CRAFT SPIRITS

Over the past decade, there has been a significant trend of increasing demand in the alcohol industry for the category known as craft spirits. While large-scale, commercially produced spirits have traditionally dominated the market, an increasing number of consumers are now turning to artisanal spirits created by independent distilleries, often regionally unique ones.

Another significant factor is the growing interest in regional and artisanal products. Increasingly, we have seen consumers are willing to invest more in spirits that are produced within a unique region or province, utilizing locally sourced ingredients. This trend is particularly prominent in the United States, where there has been a significant surge in appreciation for products that showcase regional identity and support local economies.

Moreover, craft spirits such as 'Ōkolehao are associated with authenticity and a commitment to craftsmanship, setting them apart from mass-produced alternatives. Craft distilleries like Ola are operated by passionate and knowledgeable individuals who take immense pride in our products. This attention to detail and unwavering commitment to quality further enhance the appeal of craft spirits.

WHAT IS 'ŌKOLEHAO

ʻŌkolehao is distilled from a plant cousin to agave that not only has cultural significance but grows five times as fast and organically in Hawai'i. But what does it taste like? You guessed it, a premium tequila! and while the tequila market grows, so does the concern of agave scarcity as an agricultural commodity. With over 800 unique varietals of kī and numerous aging and distillation techniques, the range of flavor possibilities is endless.

HAWAIʻI SPIRITS ON THE WORLD STAGE

As we grow, we aim to build our legacy as the most impactful agricultural commodity in Hawai'i History by bringing our award-winning distilled spirit, Ola ʻŌkolehao to the world stage. Our spirit is medaling internationally alongside premium tequilas in the most prestigious competitions. With ultra-premium tequila revenues still on the rise, and mezcals not far behind, the spirits market is primed for innovation.

Current Stage and Roadmap

Since our inception, Ola Brew has fueled our creativity in product development from two major areas, the unique ingredients that grow in abundance in Hawaii and serving the wants and needs of our consumers. Organic growth in product development and

expansion to new regions is secured by the strength in the consumer demand of Ola Brew.

CURRENT BREWERY OPERATIONS

Since our last crowdfunding in 2020, we've increased our annual revenues by 133%. With our current taprooms and production thriving, and retail of our products sold in 800 points of distribution solely in Hawai'i, Ola is ready to venture into distilled spirits with our internationally acclaimed and awarded spirit, Ola 'Ōkolehao.

THE FUTURE OF OLA - 'ŌKOLEHAO

The largest segment of alcohol sales in the US is now Distilled Spirits after 13 years of consecutive growth. In 2022, revenues in the USA from agave-based spirits category, which include tequila - grew over 17%, outpacing every other category.

Interestingly enough...the spirit we make is distilled from a plant cousin to Agave It's called ʻŌkolehao and it's made from the root of the kī plant. Compared to agave which can take up to 6 years to mature, we harvest a commercially viable crop in less than a year!

On our 40-acre oceanfront farm, we've already planted over 16,000 kī and are now planting 10,000 per month. Compared to agave which can take up to 6 years to mature we harvest a commercially viable crop in less than 12 months. And with over 800 unique varietals of kī and numerous distillation and aging techniques, flavor possibilities are endless.

Just two miles down the road Ola Brew has purchased the historic Hilo Sugar Mill. With panoramic views of Hilo Bay, this 10-acre oceanfront property includes an existing 14,000-square-foot building and can host events for up to 2,000 people. We plan to transform this beautiful location into the permanent home for Ola 'Ōkolehao complete with an all-in-one destination distillery, bar, and restaurant.

The Team

Officers and Directors

Name: Brett Jacobson

Brett Jacobson 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: December, 2015 - Present
  Responsibilities: As Chief Executive Officer, Brett leads the company's vision, operations and strategy.

- **Position:** Director

Dates of Service: December, 2015 - Present
Responsibilities: Chairman of the Board of Directors.

Name: Josephine Naehalani Breeland

Josephine Naehalani Breeland's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President
  Dates of Service: January, 2016 - Present
  Responsibilities: Business Development, Fundraising, Compliance

- **Position:** Director of Marketing/Sales
  Dates of Service: January, 2016 - Present
  Responsibilities: Marketing and Sales Strategy, Brand Development

- **Position:** Director
  Dates of Service: January, 2017 - Present
  Responsibilities: Representing Shareholders as a director on the board.

Name: Yvette Miller

Yvette Miller's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Secretary
  Dates of Service: September, 2018 - Present
  Responsibilities: Provides compliance support to the board of directors and the company.

Other business experience in the past three years:

- **Employer:** PromoCo.
  Title: Accountant
  Dates of Service: June, 2019 - Present
  Responsibilities: Accounting, book-keeping , payroll, tax return prep

Other business experience in the past three years:

- **Employer:** Hawaiian Ola Brewing Corporation Dba Ola Brew
  Title: Accountant
  Dates of Service: December, 2017 - Present
  Responsibilities: accounting, payroll, tax-prep

Name: Richard White

Richard White's current primary role is with Consultant. Richard White currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: April, 2023 - Present
  Responsibilities: Represent the Shareholders, Director on the Board.

Name: Christopher Thomas Whidden

Christopher Thomas Whidden's current primary role is with Hawaiian Ethos. Christopher Thomas Whidden currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: April, 2023 - Present
  Responsibilities: Director on the Board.

Other business experience in the past three years:

- **Employer:** Hawaiian Ethos
  Title: VP and Director of Branding and Marketing
  Dates of Service: January, 2017 - Present
  Responsibilities: Branding and Marketing Strategy and Execution

Name: Kristopher Jacobson

Kristopher Jacobson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: April, 2023 - Present
  Responsibilities: Provide insight to Ola Brew Executives with the best interest of Shareholders in mind, Director on the Board

Other business experience in the past three years:

- **Employer:** Hawaiian Ola Brewing Corporation

Title: Director of Operations
Dates of Service: January, 2022 - April, 2023
Responsibilities: Managing all operations and logistics of our current Ola Brew products.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class A Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

The transferability of the Securities you are buying is limited
Any Class A Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12

months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired; however, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class A Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best

estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our 'Ōkolehao. Delays or cost overruns in the development of our 'Ōkolehao and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Class A Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors

whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Hawaiian Ola Brewing Corporation was formed on 12/22/15 and opened our doors 12/15/2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Hawaiian Ola Brewing Corporation has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of

enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Hawaiian Ola Brewing Corp. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Hawaiian Ola Brewing Corp could harm our reputation and materially negatively impact our financial condition and business.

The alcoholic beverage section is highly competitive.
The alcoholic beverage sector, in which Hawaiian Ola Brewing Corporation operates, is a highly competitive market, where competition risks are significant. To succeed, Hawaiian Ola Brewing Corporation must be able to respond quickly to changes in consumer preferences. For example, Hawaiian Ola Brewing Corporation may have to adjust to an increased consumer emphasis on lower sugar content. Hawaiian Ola Brewing Corporation will work to anticipating market shifts and respond accordingly to actions by competitors.

The Company may make substantial capital expenditures.
Hawaiian Ola Brewing Corporation, like many comparable alcoholic beverage companies, may make substantial capital expenditures in such areas as research and development, and production facilities. Therefore, management of working capital, strategic planning of capital expenditures, and the company's debt position are all of major importance. Various risks are associated with interest rates and financing—these risks must be managed well to ensure profitability. Hawaiian Ola Brewing Corporation understands that the company must invest in growth while working to avoid taking on excessive debt levels, especially at high-interest rate levels.

The Company may operate in emerging markets.
A source of revenues for Hawaiian Ola Brewing Corporation may be found in emerging-market economies. Emerging markets represent substantial opportunities but also have accompanying risks. Penetrating emerging markets is often accomplished through acquisitions or joint venture partnerships. For Hawaiian Ola Brewing Corporation to effectively profit from gaining access to new markets, we must identify the best acquisition or partnership opportunities, be able to obtain adequate funding for market expansion, and negotiate favorable deals. An additional risk arising from doing business in foreign countries is currency exchange-rate risk.

The Company depends on a small management team.
Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio,

location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Brett Jacobson	1,380,000	Class A Common Stock	46.2%
Brett Jacobson	300,000	Class B Common Stock	
Brett Jacobson	854	Preferred Series A	

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, Preferred Series A, Preferred Series B, and Preferred Series C. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,428,571 of Class A Common Stock.

Class A Common Stock

The amount of security authorized is 13,200,000 with a total of 5,597,665 outstanding.

Voting Rights

1 vote per share. Please see Voting Rights of Securities Sold in this Offering.

Material Rights

<u>**Voting Rights of Securities Sold in this Offering**</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a

registration statement under the Securities Exchange Act of 1934 covering the Common

Dividend Rights

Holders of Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the Corporation legally available therefore, such dividends as may be declared from time to time by the Board of Directors.

Liquidation Rights

Upon the liquidation, dissolution, or winding up of the Corporation, or the occurrence of a Liquidation Transaction, the assets of the Corporation shall be distributed as provided in Section 2 of Article II(B) of the Corporations Amended and Restated Articles of Incorporation.

Please review Exhibit F of this offering for further details.

The total amount outstanding does not 500,000 shares to be issued pursuant to stock options, reserved but unissued.

Class B Common Stock

The amount of security authorized is 300,000 with a total of 300,000 outstanding.

Voting Rights

10 votes per share.

Material Rights

Dividend Rights

Holders of Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

Liquidation Rights

Upon the liquidation, dissolution, or winding up of the Corporation, or the occurance of a Liquidation Transaction, the assets of the Corporation shall be distributed as provided in Section 2 of Article II(B) of the Corporations Amended and Restated Articles of Incorporation.

Please review Exhibit F of this offering for further details.

Preferred Series A

The amount of security authorized is 3,736,933 with a total of 3,736,933 outstanding.

Voting Rights

The Series A Purchasers will be entitled to one vote for every share of Class A Common Stock into which their Series A Shares are convertible. The holders of the common stock and the holders of the Series A Preferred Stock will vote together as a single class except as required by law.

Material Rights

Dividend Rights

The Series A Purchasers will be entitled to noncumulative dividends of two cents ($0.02) per Share in any given year (pro rata with the Series A, B and C Preferred Stock), before the holders of the common stock are entitled to any dividends, if funds are legally available and dividends are declared by the Board of Directors. Any remaining funds distributed in any given year will be distributed pro rata among the holders of the common stock and the holders of the preferred stock. Such dividends will be paid when, as and if declared by the Board of Directors and are not cumulative. There is no guarantee that any dividends will be distributed in any given year. No dividends are expected to be paid in the foreseeable future. The Company currently intends to retain any earnings to finance its growth.

Liquidation Preference

Upon liquidation of the Company (including a liquidation after certain acquisitions of the Company), the Series A Purchasers will be entitled to $2.00 per share plus any dividends that have been declared but not paid to such date, before the holders of the common stock are entitled to any distribution. Any remaining funds will be distributed among the holders of the common stock.

Conversion Rights

The Series A Purchasers will be entitled to convert their Shares into shares of Class A Common Stock of the Company at any time at their option. In addition, the Series A Shares will automatically convert into Class A Common Stock upon the occurrence of certain events including an initial public offering of the Company's common stock (which is not expected to occur).

Preferred Series B

The amount of security authorized is 836,001 with a total of 836,001 outstanding.

Voting Rights

The holders of the Series B Shares will be entitled to one vote for every share of Class A Common Stock into which their Series B Shares are convertible. The holders of the common stock and the holders of the Series B Preferred Stock will vote together as a single class except as required by law.

Material Rights

Dividend Rights

If and when dividends are paid, the holders of the Series B Shares are entitled to noncumulative dividends of three cents ($0.03) per Share in any given year (pro rata with the Series A Preferred Stock), before the holders of the common stock are entitled to any dividends, if funds are legally available and dividends are declared by the Board of Directors. Any remaining funds distributed in any given year will be distributed pro rata among the holders of the common stock and the holders of the preferred stock. Such dividends will be paid when, as and if declared by the Board of Directors and are not cumulative. There is no guarantee that any dividends will be distributed in any given year. The Company currently intends to retain any earnings to finance its growth.

Liquidation Preference

Upon liquidation of the Company (including a liquidation after certain acquisitions of the Company), the holders of the Series B Shares will be entitled to $3.00 per share plus any dividends that have been declared but not paid to such date, before the holders of the common stock are entitled to any distribution. The liquidation preference of the Series B Shares is on a parity with the Series A Shares (neither series has priority over the other). Any remaining funds will be distributed among the holders of the common stock.

Conversion Rights

The holders of the Series B Shares will be entitled to convert their Shares into shares of Class A Common Stock of the Company at any time at their option. In addition, the Series B Shares will automatically convert into Class A Common Stock upon the occurrence of certain events including an initial public offering of the Company's common.

Preferred Series C

The amount of security authorized is 2,530,470 with a total of 7,937 outstanding.

Voting Rights

The holders of the Series C Shares will be entitled to one vote for every share of Class A Common Stock into which their Series C Shares are convertible. The holders of the common stock and the holders of the Series C Preferred Stock will vote together as a single class except as required by law.

Material Rights

Dividend Rights

If and when dividends are paid, the holders of the Series C Shares are entitled to noncumulative dividends of three and one-half cents ($0.035) per Share in any given year (pro rata with the Series A and Series B Preferred Stock and regardless of the per share purchase price paid), before the holders of the common stock are entitled to any dividends, if funds are legally available and dividends are declared by the Board of

Directors. Any remaining funds distributed in any given year will be distributed pro rata among the holders of the common stock and the holders of the preferred stock. Such dividends will be paid when, as and if declared by the Board of Directors and are not cumulative. There is no guarantee that any dividends will be distributed in any given year. The Company currently intends to retain any earnings to finance its growth.

Liquidation Preference

Upon liquidation of the Company (including a liquidation after certain acquisitions of the Company), the holders of the Series C Shares will be entitled to $3.50 per share (including for Investors who paid $3.15 per Share) plus any dividends that have been declared but not paid to such date, before the holders of the common stock are entitled to any distribution. The liquidation preference of the Series C Shares is on a parity with the Series A and Series B Shares (neither series has priority over the other). Any remaining funds will be distributed among the holders of the common stock.

Conversion Rights

The holders of the Series C Shares will be entitled to convert their Shares into shares of Class A Common Stock of the Company at any time at their option. In addition, the Series C Shares will automatically convert into Class A Common Stock upon the occurrence of certain events including an initial public offering of the Company's common stock (which is not expected to occur).

What it means to be a minority holder

As a minority holder of Class A Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Preferred Series A
  Type of security sold: Equity
  Final amount sold: $1,333,000.00
  Number of Securities Sold: 666,500
  Use of proceeds: Expanding Production capacity, Updating Brewery Equipment (New canning line, carton-erector) Operating Expenses, Distillery Buildout
  Date: July 18, 2020
  Offering exemption relied upon: 506(b)

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $2,197,055.28
  Number of Securities Sold: 1,007,875
  Use of proceeds: Expansion of brewery operations, launching new products and opening new taproom.
  Date: April 30, 2021
  Offering exemption relied upon: Regulation CF

- **Name:** Preferred Series B
  Type of security sold: Equity
  Final amount sold: $2,508,003.00
  Number of Securities Sold: 836,001

Use of proceeds: Purchase future distillery, bar, and restaurant. Develop 40-acre kī farm for distillery products. Research and development for distilled spirit, ʻŌkolehao.
Date: April 10, 2022
Offering exemption relied upon: 506(c)

- **Name:** Preferred Series C
Type of security sold: Equity
Final amount sold: $25,001.55
Number of Securities Sold: 7,937
Use of proceeds: Buildout of distillery, bar, and restaurant location.
Date: July 02, 2023
Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

In the food and beverage industry, a company's valuation multiplier is most often defined by a combination of the volume of products sold and year-over-year growth. In our first five years of business, our goal has been to increase the share value in the company, by saturating Hawai'i market through off-premise retail sales, on-premise sales, and the success of two taproom locations. In order to support organic growth and saturating Hawaii and launching in the continental US Market, we have invested in additional tanks and more efficient packaging equipment to support. Therefore we have focused our efforts and capital spending on growth rather than immediate profits.

Year ended December 31, 2022, compared to the year ended December 31, 2021

Revenue

Revenue for fiscal year 2022 was $8,283,212, compared to fiscal year 2021 revenue of

$7,224,150. The growth of these sales was achieved exclusively in the state of Hawai'i. This was a 14.7% growth year over year.

Cost of sales

The cost of sales in 2022 was $5,013,143, an increase of $504,953, from costs of $4,508,190 in fiscal year 2021. While the increase in the cost of sales was 11.2% year over year, we saw a sales increase of 14.7% which illustrates our abilities to excel with higher margins and better efficiencies as a team.

Gross margins

2022 gross profit increased to $3,270,069 by $554,109 over 2021 gross profit and gross margins as a percentage of revenues increased from 37.5% in 2021 to 39.4% in 2022. This improved performance was caused by an increase in higher-margin direct-to-consumer sales and better efficiencies.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services, research and development expenses, and expenses for the Ola ʻŌkolehao farm and distillery location in 2021 and 2022. Expenses in 2022 increased $1,273,667 from 2021. This increase in expenses was due to a full year of our second taproom being staffed as well as farm development and operations and Distillery location mortgage.

Historical results and cash flows:

Cashflow:

Historically, Ola Brew Co. has been financed through Regulation CF, 506 (c) and 506 (b). We are truly community and employee-owned with over 2800 shareholders.

The Company is currently in the production, and growth stage, and currently generating revenue. Over 2022 we have also been investing in the research and development of our spirits portion of Ola Brew. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because of our current business and its steady growth. Past cash was primarily generated through raising funds, and sales from current products and taprooms, and we will see substantial growth in revenues from the new spirits project.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of June 28th, 2023, the Company has $445,355.78 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds raised on this platform will help to excel in the growth of Ola Brew however not critical to our current operations. Without this crowdfunding, we have other outlets to raise the necessary capital or choose to slow down growth and focus on break-even.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are necessary to the viability of the company if we want to continue the growth trajectory that we have maintained since our inception and have the potential to continue. If we do not raise the funds from this campaign, the viability of our company will not be tarnished. However, we will adjust our growth strategy to slower and more conventional growth.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The company's revenue-generating operations (beer, seltzer, taproom sales) are net positive of about $30,000 per month. However, the company is actively investing in the build-out of our Ki farm and distillery location. Counting these monthly investments the company has a burn rate of about net -$45,000 per month. If the company only raises the minimum investment we will need to slow down our farm operations as well as distillery construction until another form of capital is available. Other options to displace incomplete maximum funding of this round are private placement investment rounds (506 c), private or commercial loans, and using the distillery location as purely an event space. In addition, our distillery location has been home to hosting up to 150 private events per year prior to us purchasing it and we receive requests for events weekly. With events bringing in net profits of about $50,000 per month, we could maintain positive cash flow indefinitely, and can then slowly reinvest profits from the events into the distillery buildout and slow farm operations down to match the adjusted future launch date of ʻŌkolehao. In the cases that we must slowly finance the build out it could push our launch date of spirits back from Aug 2024 to as far as summer of 2026.

If the company raises the minimum target offering amount and does not pivot from its current burn rate and operations we believe the company will be able to operate for 9 months. This estimate is based on a burn rate of roughly $45,000 per month. This burn rate of $45,000 consists of all operating expenses associated with our current revenue-generating business and includes the build-out of our 40-acre farm, the build-out of the distillery, and the build-out of the event venue at the distillery location.

How long will you be able to operate the company if you raise your maximum funding goal?

With the maximum funding goal, we will be able to hit our growth trajectory by maintaining our current business and launching our award-winning spirits project, Ola ʻOkolehao. If the company raises the maximum target offering amount, we believe the company will be able to operate for 9 years. This estimate is based on a burn rate of roughly $45,000 per month. This burn rate of $45,000 consists of all operating expenses associated with our current revenue-generating business and includes the build-out of our 40-acre farm, the build-out of the distillery, and the build-out of the event venue at the distillery location.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

At Ola, we will raise capital in the future for large growth opportunities including that of our forthcoming Ola 'Ōkolehao Spirits project. We will continue to raise funds through equity crowdfunding, as that model is baked into the DNA of our company. We want to share our successes with our community of shareholders and can do so by continuing to create and launch new products and growing our footprint nationally.

We have also and will continue to source capital through private, accredited investors, as we have also done from the inception of Ola Brew. Ola Brew has a 506 (c) raise open for Preferred Series C shares. This current investment round is selling preferred shares valued at $3.50/share. The minimum investment is $100,000. Ola Brew intends to use the net proceeds of this Offering to fund the construction and development of Ola ʻŌkolehao. Will produce an alcoholic beverage known as ʻōkolehao

Indebtedness

- **Creditor:** Citi Bank - Bridgetown Still
  Amount Owed: $73,174.04
  Interest Rate: 8.7%
  Maturity Date: June 27, 2026

- **Creditor:** Citi Bank - LT
  Amount Owed: $4,614.28
  Interest Rate: 11.7%
  Maturity Date: January 01, 2024

- **Creditor:** Citi Bank - Keg Washing System
  Amount Owed: $63,715.31
  Interest Rate: 8.7%

Maturity Date: December 17, 2026

- **Creditor:** Citi Bank - Pro Refrigeration
  Amount Owed: $46,311.01
  Interest Rate: 9.21%
  Maturity Date: February 25, 2025

- **Creditor:** Citi Bank - Clear Blu
  Amount Owed: $42,979.13
  Interest Rate: 6.22%
  Maturity Date: March 01, 2027

- **Creditor:** Citi Bank - Trucent
  Amount Owed: $74,805.55
  Interest Rate: 8.7%
  Maturity Date: June 15, 2026

- **Creditor:** Pinnacle Capital - Cask Brewing
  Amount Owed: $71,471.74
  Interest Rate: 15.1%
  Maturity Date: December 19, 2024

- **Creditor:** Pinnacle Capital - Climax
  Amount Owed: $37,926.50
  Interest Rate: 11.62%
  Maturity Date: November 23, 2024

- **Creditor:** Redwood Credit Union
  Amount Owed: $36,522.61
  Interest Rate: 1.99%
  Maturity Date: March 30, 2027

- **Creditor:** Kubota
  Amount Owed: $27,614.38
  Interest Rate: 0.0%
  Maturity Date: June 18, 2026

- **Creditor:** Kubota
  Amount Owed: $39,685.49
  Interest Rate: 1.22%
  Maturity Date: June 28, 2026

- **Creditor:** SBA - EIDL
  Amount Owed: $1,997,670.80
  Interest Rate: 3.75%
  Maturity Date: July 01, 2050

- **Creditor:** Chase Bank
  Amount Owed: $17,361.47
  Interest Rate: 4.99%
  Maturity Date: January 01, 2026

- **Creditor:** Bank of Hawai'i
  Amount Owed: $7,224.66
  Interest Rate: 8.12%
  Maturity Date: September 01, 2023

- **Creditor:** Ascentium Capital
  Amount Owed: $70,301.24
  Interest Rate: 11.71%
  Maturity Date: December 20, 2025

- **Creditor:** Alliance
  Amount Owed: $60,392.68
  Interest Rate: 30.29%
  Maturity Date: February 02, 2025

- **Creditor:** Vernon Oi
  Amount Owed: $64,030.72
  Interest Rate: 8.0%
  Maturity Date: December 31, 2023

- **Creditor:** Wainaku Ventures
  Amount Owed: $5,950,000.00
  Interest Rate: 4.04%
  Maturity Date: February 28, 2027

- **Creditor:** Brett Jacobson
  Amount Owed: $100,000.00
  Interest Rate: 0.0%
  Maturity Date: November 01, 2023

- **Creditor:** Kristopher Jacobson
  Amount Owed: $150,000.00
  Interest Rate: 0.0%
  Maturity Date: November 01, 2023

Related Party Transactions

- **Name of Entity:** Brett Jacobson
  Relationship to Company: Officer

Nature / amount of interest in the transaction: Debt
Material Terms: $100,000; 0% interest rate; maturity date of 11/1/2023

- **Name of Entity:** Kristopher Jacobson
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Debt
  Material Terms: $150,000; 0% interest rate; maturity date of 11/1/2023

Valuation

Pre-Money Valuation: $36,674,876.00

Valuation Details:

Hawaiian Ola Brewing Corporation (dba "Ola Brew" or the "Company") determined its pre-money valuation based on an analysis of the following factors:

Historical Revenue and Brand Recognition

Over the past two fiscal years, Hawaiian Ola Brewing Corporation has demonstrated consistent revenue growth, with $7,224,150 in 2021 and $8,283,212 in 2022, with a growth percentage of 14.66% year over year. We believe the most recent fiscal year's revenue indicates stability and a strong customer base. Please see the next section, "Comparable Companies in the Industry" for an analysis of how the Company used its 2022 revenues as its primary factor when determining its pre-money valuation.

Hawaiian Ola Brewing Corporation's success is attributed to its committed team of brewers, farmers, and culinary artisans who take pride in crafting authentic experiences for their customers. Hawaiian Ola Brewing Corporation leverages the abundance of fresh ingredients grown by local farmers to create a diverse range of creative and crafty beers, hard ciders, and hard seltzers. Since its establishment in 2017, Hawaiian Ola Brewing Corporation has grown from a bustling local brewery and taproom to an award-winning brand, beloved by craft beer enthusiasts worldwide. Hawaiian Ola Brewing Corporation has expanded to operate two taprooms and has secured placements in 600 retail locations and 200 bars and restaurants throughout the Hawaiian islands. With a portfolio of over 20 retail products and more than 60 unique craft beers and beyond beer products, Hawaiian Ola Brewing Corporation has established a strong presence in the Hawai'i market.

One notable accomplishment is their recognition at the San Francisco World Spirits Competition. Hawaiian Ola Brewing Corporation has won Best in Class, Double Golds, and Gold awards, competing alongside leading globally recognized brands. This achievement underscores their ability to excel and compete in a highly competitive industry. While the awards the Company has received are an indicator of the Company's overall brand recognition and competition success, the Company did not specifically factor these awards into the Company's pre-money valuation.

Comparable Companies in the Industry:

Hawaiian Ola Brewing Corporation has determined a valuation of $36,674,876.00, a revenue multiplier of 4.43x, and has showcased annual growth of 14.6%. Please see below for support for the Company's 4.43x revenue multiplier.

Diageo: Diageo is a multinational alcoholic beverage company with a valuation of $103.35 billion. It operates a diverse portfolio of spirits brands, including Johnnie Walker, Smirnoff, and Guinness. Diageo has a revenue multiplier of 6.68x, indicating its market value is approximately 6.68 times its annual revenue. The Company has achieved a remarkable annual growth rate of 21.35%. While Diageo's scale and product range differs from the craft brewery, it serves as a benchmark for industry valuation and growth.

Boston Beer Company: Boston Beer Company, valued at $3.95 billion, is one of the largest craft beer brewers in the United States. Known for brands like Samuel Adams, the Company has a revenue multiplier of 1.89x and an annual growth rate of 1.59%. Comparing the craft brewery to Boston Beer Company provides insights into growth trajectories, market positioning, and potential strategies for scaling within the craft beer industry.

Constellation Brands: Constellation Brands is an alcoholic beverage company valued at $42.19 billion. Their portfolio includes brands like Corona, Modelo, and Svedka. With a revenue multiplier of 4.78x and an annual growth rate of 7.16%, Constellation Brands provides valuable insights into industry valuation and growth patterns.

Conclusion:

For the reasons above, we believe a $36,674,876.00 pre-money valuation is justified.

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has not been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock is converted to common stock; and

(ii) shares reserved for issuance under a stock plan (500,000) have not been issued.

Use of Proceeds

If we raise the Target Offering Amount of $14,997.50 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *StartEngine Service Fees*

94.5%
Fees for certain services provided by StartEngine.

If we raise the over allotment amount of $4,999,998.50, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  1.0%
  Continuation of R and D and process of 'Ōkolehao distillation.

- *Distillery Construction*
  44.0%
  Renovating purchased property at Wainaku, including, mechanical, plumbing and property utility upgrades.

- *Purchasing Equipment for Distillery*
  35.0%
  Purchasing stills, chillers, tanks and everything to commercially produce distilled spirits.

- *Marketing*
  4.5%
  Marketing our investment campaign.

- *Inventory*
  10.0%
  Cultivating crops used for the production of distilled spirits that will be converted into a raw inventory item of our future retail.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.olabrewco.com/ (olabrewco.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/olabrew

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Hawaiian Ola Brewing Corporation

[See attached]

Financial Statements and Report of Independent Certified Public Accountants

Hawaiian Ola Brewing Corporation

December 31, 2022 and 2021

Contents

Report of Independent Certified Public Accountants

To the Board of Directors and Stockholders,
Hawaiian Ola Brewing Corporation:

Opinion

We have audited the financial statements of Hawaiian Ola Brewing Corporation (the "Company"), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of operations, changes in stockholders' deficit, and cash flows for the years then ended, and the related notes to the financial statements (collectively, the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America ("GAAS"). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of a Matter – Adoption of Accounting Standards Update ("ASU") No. 2016-02, Leases

On January 1, 2022, the Company adopted the Financial Accounting Standard Board's ASU No. 2016-02, *Leases (Topic 842),* using the modified retrospective approach. This ASU requires lessees to recognize right-of-use assets ("ROU") and lease liabilities for all leases, including operating leases, with a term greater than twelve months. Lessees will no longer be provided with a source of off-balance sheet financing. The adoption of this standard using the modified retrospective approach did not have a material impact on the results of operations, but did result in the recognition of ROU assets and lease liabilities for operating leases in the amount of $1,685,168.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Verity CPAs

June 5, 2023

Hawaiian Ola Brewing Corporation

BALANCE SHEETS

As of December 31,

	2022	2021
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 836,374	$ 1,319,702
Accounts receivable, trade	357,735	248,222
Accounts receivable, related parties	-	46,903
Inventories	756,583	679,598
Prepaid expenses and other current assets	172,140	138,355
Current portion of right of use asset	186,913	-
Total current assets	2,309,745	2,432,780
PROPERTY AND EQUIPMENT, net	11,625,162	4,413,500
RIGHT OF USE ASSET, net of current portion	1,498,255	-
TOTAL ASSETS	$ 15,433,162	$ 6,846,280
LIABILITIES AND STOCKHOLDERS' DEFICIT		
CURRENT LIABILITIES		
Accounts payable	$ 341,899	$ 270,704
Accrued expenses	492,031	407,093
Income taxes payable	6,601	23,609
Notes payable, current portion	427,734	524,281
Current portion of lease liability	186,913	-
Total current liabilities	1,455,178	1,225,687
NOTES PAYABLE, less current portion	8,478,545	1,242,092
LEASE LIABILITY, net of current portion	1,498,255	-
COMMITMENTS AND CONTINGENCIES	-	-
Total liabilities	11,431,978	2,467,779
STOCKHOLDERS' DEFICIT		
Class A common stock	2,113,823	2,113,823
Class B common stock	300	300
Series A preferred stock	5,431,100	5,431,100
Series B preferred stock	2,348,322	1,392,828
Accumulated deficit	(5,892,361)	(4,559,550)
Total stockholders' deficit	4,001,184	4,378,501
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 15,433,162	$ 6,846,280

The accompanying notes are an integral part of these financial statements.

Hawaiian Ola Brewing Corporation

STATEMENTS OF OPERATIONS

For the year ended December 31,

	2022	2021
REVENUES, net	$ 8,283,212	$ 7,224,150
COST OF GOODS SOLD	(5,013,143)	(4,508,190)
Gross profit	3,270,069	2,715,960
OPERATING EXPENSES:		
Payroll and payroll related expenses	2,643,855	1,716,812
Selling, general, and administrative	1,908,484	1,561,860
Total operating expenses	4,552,339	3,278,672
LOSS FROM OPERATIONS	(1,282,270)	(562,712)
OTHER INCOME (EXPENSES):		
Gain on debt extinguishment	304,484	402,130
Other income	6,904	-
Other expense	-	(697)
Interest expense	(361,929)	(203,252)
Total other (expenses) income, net	(50,541)	198,181
LOSS BEFORE TAXES	(1,332,811)	(364,531)
PROVISION FOR INCOME TAXES	-	-
NET LOSS	$ (1,332,811)	$ (364,531)

The accompanying notes are an integral part of these financial statements.

Hawaiian Ola Brewing Corporation

STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT

For the two-years ended December 31, 2021

	Class A common stock		Class B common stock		Series A preferred stock		Series B preferred stock			
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Accumulated Deficit	Total
Balance at January 1, 2021	5,027,312	$ 824,704	300,000	$ 300	3,736,933	$ 5,431,100	-	$ -	$ (4,195,019)	$ 2,061,085
Stock issuance	606,284	1,289,519	-	-	-	-	494,668	1,392,828	-	2,682,347
Stock repurchases	(40,000)	(400)	-	-	-	-	-	-	-	(400)
Net loss	-	-	-	-	-	-	-	-	(364,531)	(364,531)
Balance at December 31, 2021	5,593,596	2,113,823	300,000	300	3,736,933	5,431,100	494,668	1,392,828	(4,559,550)	4,378,501
Stock issuance	-	-	-	-	-	-	341,333	955,494	-	955,494
Net loss	-	-	-	-	-	-	-	-	(1,332,811)	(1,332,811)
Balance at December 31, 2022	5,593,596	$ 2,113,823	300,000	$ 300	3,736,933	$ 5,431,100	836,001	$ 2,348,322	$ (5,892,361)	$ 4,001,184

The accompanying notes are an integral part of this financial statement.

Hawaiian Ola Brewing Corporation

STATEMENTS OF CASH FLOWS

For the year ended December 31,

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (1,332,811)	$ (364,531)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:		
Bad debt expense	477	770
Depreciation	546,173	305,328
Gain on debt extinguishment	304,484	402,130
Changes in assets and liabilities:		
Accounts receivable, trade	(109,990)	(78,548)
Accounts receivable, related parties	46,903	56,045
Inventories	(76,985)	(109,280)
Prepaid expenses and other current assets	(33,784)	67,072
Accounts payable	71,194	78,847
Accrued expenses	84,938	169,375
Income taxes payable	(17,008)	21,494
Net cash (used in) provided by operating activities	(516,409)	548,702
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of property and equipment	(7,757,835)	(1,448,208)
Net cash used in investing activities	(7,757,835)	(1,448,208)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from issuance of common stock, net of costs	-	1,289,119
Proceeds from issuance of preferred stock, net of costs	955,494	1,392,828
Payments on notes payable	(1,040,877)	(1,340,823)
Proceeds from notes payable	7,876,299	636,848
Net cash provided by financing activities	7,790,916	1,977,972
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(483,328)	1,078,466
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	1,319,702	241,236
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$ 836,374	$ 1,319,702
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid for interest	$ 220,950	$ 287,823

The accompanying notes are an integral part of these financial statements.

NOTE 1 – COMPANY BACKGROUND

Hawaiian Ola Brewing Corporation (the "Company") was formed on December 22, 2015, in the State of Hawai'i. The Company's operations consist of a microbrewery that produces, packages, and distributes a variety of craft brews. The Company also owns and operates two craft pubs located on the island of Hawai'i that serve alcoholic and non-alcoholic beverages and food to the public.

In May 2021, the Company leased property from Kamehameha Schools to serve as a farm for the agricultural purpose of distilled spirits. This farm began operations immediately.

In October 2021, the Company made a down payment towards the purchase of Wainaku Executive Center to serve as a destination location for an 'Ōkolehao distillery and restaurant and begin operations in 2024.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied consistently in the preparation of the accompanying Financial Statements follows.

<u>Basis of presentation – going concern</u>

These Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") on the going concern basis of accounting and is dependent upon the Company having sufficient liquidity to fund its operations for at least the next twelve months from the issuance of these Financial Statements in accordance with Financial Accounting Standards Board's ("FASB") Accounting Standards Codification Topic ("ASC") No. 205-40, *Presentation of Financial Statements—Going Concern*.

The Company incurred losses of $1,332,811 and $346,531 for the years ending December 31, 2022, and 2021, respectively. The Company had negative cash flows from operations of $(516,409) for the year ended December 31, 2022, and positive cash flows from operations of $548,702 for the year ended December 31, 2021.

The Company had total negative cash flows of $483,328 for the year ended December 31, 2022, and total positive cash flows of $1,078,466 for the year ended December 31, 2021.

The Company's principal sources of liquidity have historically been from operations and investors. The Company intends to satisfy its current and future working capital and debt service obligations through the issuance of notes payable and the expansion of operations.

Management has evaluated the Company's ability to continue as a going concern for one year after the financial statement issuance date and based on the Company's internal plans and forecasts, management believes that the Company will have sufficient liquidity to continue to fund its business and operations for at least the next twelve months from issuance of the report.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates

The preparation of the Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Financial Statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with maturities of three months or less at the acquisition date and money market funds to be cash equivalents.

The Company maintains cash and cash equivalent deposit accounts at a financial institution. Accounts at this institution are insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2022 and 2021, there were $710,148 and $1,181,875 of uninsured bank balances, respectively.

Contract assets and liabilities

Opening and closing balances of contract assets and liabilities were as follows:

	January 1, 2021	December 31, 2021	December 31, 2022
Accounts receivable, trade	$ 163,531	$ 248,222	$ 357,735
Accounts receivable, related parties	102,948	46,903	-

Accounts receivable, trade, consists of receivables due from the selling of its craft brews and are recorded at the invoiced amount, and do not accrue interest.

It is the Company's policy to provide an allowance for doubtful accounts based upon a review of outstanding receivables, historical collection information, and existing economic conditions. Normal receivables are due 30 days after the issuance of the invoice. Receivables past due more than 120 days are considered delinquent. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer. There was not an allowance for doubtful accounts as of December 31, 2022, and 2021. Bad debt expenses were $477 and $770 for the years ended December 31, 2022 and 2021, respectively.

Inventories

The Company values inventory at the lower of cost or net realizable value. Cost is determined using the weighted average cost method. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, selling, and distribution.

The Company consistently allocates overhead costs (e.g. rents, utilities, depreciation, and indirect labor and materials) to inventory based on reasonable measures. There have been no changes to this methodology during the years ended December 31, 2022 and 2021.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and equipment

The Company's property and equipment primarily consist of production and packaging equipment. These items include fermenters, a canning line, a walk-in refrigeration system, a keg washing machine, and other brewing equipment. Additionally, the craft pub has bar furniture, a walk-in refrigeration unit, condensing unit, and a draft beer dispensing system, as well as leasehold improvements for electrical and flooring improvements.

Property and equipment are stated at cost less accumulated depreciation. Leasehold improvements are amortized over the shorter of the term of the lease or the estimated useful life of the improvement. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets as follows.

Building and improvements	10-15 years
Brewery equipment	30 years
Farm equipment	7 years
Furniture and office equipment	7 years
Kegs and wine barrels	5 years
Vehicles	5 years
Restaurant and tap room equipment	7 years
Computer equipment	3 years
Glassware	3 years

Major additions and improvements are capitalized, and routine expenditures for repairs and maintenance are charged to expense as incurred. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is charged to income for the period.

Long-lived assets

Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the excess of the asset's carrying amount over the fair value of the asset. No such event occurred during the years ended December 31, 2022 and 2021.

Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use ("ROU") assets, other current liabilities, and operating lease liabilities in the balance sheets. Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities in our balance sheets.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the leases do not provide an implicit rate, the Company uses the incremental borrowing rate based on the information available at commencement date and the risk-free rate if such information is not available in determining the present value of lease payments. The Company uses the implicit rate when readily determinable. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Revenue recognition

The Company's sources of revenues are as follows for the years ended December 31:

	2022	2021
Wholesale packaged product sales	$ 3,032,468	$ 3,939,819
Restaurant and tap room	4,903,979	3,006,694
Merchandise and tours	346,765	277,637
	$ 8,283,212	$ 7,224,150

Revenues are stated net of incentives, discounts, and returns. The Company's revenues are generated from activities that have a single performance obligation and are recognized at the point in time when control transfers and the Company's obligation has been fulfilled, which is when the related goods are shipped or delivered to the customer, depending upon the method of distribution and shipping terms. Revenue is measured as the amount of consideration we expect to receive in exchange for the sale of our product. The cost of various programs, such as price promotions and rebates are recorded as a reduction of sales.

Cost of goods sold

The Company's cost of goods sold includes costs incurred in the brewing and shipping of its craft brews. These costs include brewing materials, such as barley, hops, various grains, and fruits. Packaging materials, such as cans, cardboard, and paper are also included in our cost of goods sold. Additionally, the Company's cost of goods sold includes both direct and indirect labor, shipping and handling including freight costs, utilities, maintenance costs, warehousing costs, purchasing and receiving costs, depreciation, promotional packaging, other manufacturing overhead costs, as well as the estimated cost to facilitate product returns.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Sales and use tax

The Company incurred the following sales and use tax during the years ended December 31:

	2022	2021
Hawai'i general excise tax	$ 238,591	$ 219,241
Alcohol and tobacco tax	66,416	48,000
Hawai'i liquor tax	44,508	31,485
Hawai'i recycle fee	14,819	6,822
California sales tax	1,072	1,837
California franchise tax	800	800
	$ 366,206	$ 308,185

It is the Company's policy to record these taxes as gross in revenues and costs of goods sold.

Advertising

Advertising costs are expensed as incurred. Total advertising expenses were $285,141 and $223,658 for the years ended December 31, 2022 and 2021, respectively, and are recorded as a component of selling, general, and administrative expenses on the accompanying Statements of Operations.

Income taxes

The Company accounts for income taxes under an asset and liability approach. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax reporting purposes, net operating loss carry-forwards, and other tax credits measured by applying currently enacted tax laws. A valuation allowance is provided when necessary to reduce deferred tax assets to an amount that is more likely than not to be realized.

The Company determines whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company uses a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained upon tax authority examination, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement.

The Company did not recognize any tax liabilities for income taxes associated with unrecognized tax benefits as of December 31, 2022 and 2021. It is the Company's policy to include interest and penalties related to unrecognized tax benefits, if any, within the provision (benefit) for income taxes in the Statements of Operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

The Company files income tax returns in the United States and the State of Hawai'i. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply.

Recently adopted accounting pronouncements

In February 2016, the FASB issued Accounting Standards Update ("ASU") No. 2016-02, *Leases (Topic 842)*. This ASU requires lessees to recognize ROU assets and lease liabilities for all leases, including operating leases, with a term greater than twelve months. Lessees will no longer be provided with a source of off-balance sheet financing. Most prominent among the changes in the standard is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The Company is also required to recognize and measure leases existing at, or entered into after, the beginning of the earliest comparative period presented using a modified retrospective approach, with certain practical expedients available. The ASU was effective for the Company on January 1, 2022. The adoption of the standard did not have a material impact on the income statement. The most significant impact was the recognition of ROU assets and lease liabilities for operating leases of $1,685,168, while the Company's accounting for finance leases remained substantially unchanged.

Reclassifications

The Company has made certain reclassifications to conform its 2021 data to the current presentation. These reclassifications had no effect on the previously stated results of operations and cash flows.

NOTE 3 – INVENTORIES

Inventory consists of the following as of December 31:

	2022	2021
Raw materials	$ 368,197	$ 199,329
Production supplies	139,142	212,039
Merchandise	119,498	103,118
Finished goods	85,313	121,989
Work in progress	44,433	43,123
Total inventories	$ 756,583	$ 679,598

NOTE 4 – PROPERTY AND EQUIPMENT, net

Property and equipment consist of the following as of December 31:

	2022	2021
Buildings and improvements	$ 7,958,652	$ 877,350
Brewery equipment	3,667,009	3,342,614
Farm equipment	332,821	199,087
Furniture and office equipment	295,122	291,132
Keg and wine barrels	200,459	200,459
Vehicles	175,314	84,275
Restaurant and tap room equipment	77,436	69,292
Computer equipment	39,763	29,520
Glassware	28,955	17,242
	12,775,531	5,110,971
Less accumulated depreciation	(1,321,460)	(775,287)
	11,454,071	4,335,684
Construction in process	73,949	77,816
Crops in proccess	97,142	-
Total property and equipment, net	$ 11,625,162	$ 4,413,500

Depreciation expense was $546,173 for the year ended December 31, 2022, and was included as a component of costs of goods sold in the amount of $199,362, and selling, general, and administrative expenses in the amount of $346,811.

Depreciation expense was $305,328 for the year ended December 31, 2021, and was included as a component of costs of goods sold in the amount of $180,705, and selling, general, and administrative expenses in the amount of $124,623.

NOTE 5 – NOTES PAYABLE

Notes payable consist of the following as of December 31:

	2022	2021
Various notes with Citi Bank originated between 2019 to 2021. These notes bear interest at 7.27% - 11.20% and mature at various dates in 2023 through 2026.	$ 351,740	$ 336,405
SBA Payroll Protection Plan ("PPP") program notes originated in August 2020 and February 2021. These notes bear interest at 1.00% and mature in April 2022 and February 2026. The full amount was forgiven in April 2022.	-	290,065
Various notes with Pinnacle Capital Partners originated in August 2018 and December 2019. These notes bear interest at 11.62% - 15.05%. These will mature in August 2023 and December 2024.	158,053	240,806
Various notes with Vernon Oi originated in June 2018, July 2018, November 2018, and October 2019. These notes bear interest at 15.00% and mature in December 2023.	112,465	225,471
Notes payable with John Hays originated in June 2019 and November 2019 and mature in September 2022 and November 2022. This note bore interest at 15.00%. Certain assets of the Company have been pledged as collateral for this note. This note was paid in full in 2022.	-	192,670
Small Business Administration ("SBA") Economic Injury Disaster Loan ("EIDL") originated in August 2020. This note bears interest at 4.17% and matures in July 2050. Certain assets of the Company have been pledged as collateral for this note.	2,040,560	159,498
Notes with Kubota Credit Corporation, U.S.A., originated in June 2021. These notes bear interest at 0.00% - 1.22% and matures in June 2026.	77,260	101,119
Various notes with Ascentium Capital. These notes originated in January 2019 and December 2020. These notes bear interest at 11.71% and mature in January 2023 and December 2025.	78,313	96,697
Alliance Funding Group note originated on February 2020. This note bears interest at 30.29% and matures in February 2025.	68,576	84,514
Auto Chase Ford note originated in November 2019. This note bears interest at 4.99% and matures in January 2026.	20,396	27,448
Balance carried to next page	$ 2,907,363	$ 1,754,693

NOTE 5 – NOTES PAYABLE (continued)

	2022	2021
Balance carried from prior page	$ 2,907,363	$ 1,754,693
Bank of Hawaii notes originated on June 2019. These notes bears interest at 8.12% and matures at September 2023.	8,588	11,680
Note payable with Wainaku Ventures originated in February 2022 and matures in February 2027. This note bears interest of 4.04% until February 2024 and increases to 6.05% thereafter.	5,950,000	-
Mercedes note originated in April 2022 and matures in February 2027. These notes bear interest at 1.99%.	40,328	-
	8,906,279	1,766,373
Less current portion	(427,734)	(524,281)
Total long-term notes payable	$ 8,478,545	$ 1,242,092

Interest expense

Interest expense on these notes were $361,929 and $203,252, for the years ended December 31, 2022 and 2021, respectively. The Company has elected to present accrued interest expense with its respective notes payable as interest which is primarily payable on the maturity date.

Small Business Administration loans

In April 2020, the Company received $400,915 from the Payroll Protection Plan ("PPP") program. Under the terms of the PPP program, up to 100% may be forgiven if certain terms and conditions are met. The unforgiven amount, if any, matures in April 2022 and accrues interest at 1.00% annual percentage rate with principal and interest payments starting in November 2020. In May 2021, the entire amount of PPP was forgiven.

In May 2020, the Company also received $150,000 from the EIDL program. Under the terms of the EIDL program, the loan will mature in May 2050 and accrues interest at 3.75% annual rate with principal and interest payments starting in June 2021. The Company must pay principal and interest of $731 beginning October 2020. Certain assets of the Company have been pledged as collateral in the loan.

In February 2021, the Company received a second round of PPP in the amount of $290,065. Under the terms of the PPP program, up to 100% may be forgiven if certain terms and conditions are met. If unforgiven amount, if any, matures in February 2026 and accrues interest at 1.00%. As of December 31, 2021 interest in the amount of $2,417 has accrued on this loan. In April 2022, the full amount of the second PPP loan in the amount of $290,065 was forgiven.

NOTE 5 – NOTES PAYABLE (continued)

Maturities

Future maturities of long-term notes payable are as follows as of December 31:

2023	$ 427,734
2024	728,595
2025	646,147
2026	531,466
2027	480,088
Thereafter	6,092,249
	$ 8,906,279

NOTE 6 – STOCKHOLDERS' DEFICIT

Common stock

The Company is authorized to issue 12,500,000 shares of Common Stock, no par value. Of this amount, 12,200,000 are designated as Class A common stock and 300,000 are designated as Class B Common Stock.

Class A Common Stockholders are entitled to one vote per share. Class B common stockholders are entitled to ten votes per share.

During the year ended December 31, 2021, the company issued 608,460 Class A for $1,292,465 and repurchased 40,000 Class A shares for the amount of $400.

As of December 31, 2021, there were a total of 5,595,772 shares of Class A and 300,000 of Class B Common stock issued and outstanding.

As of December 31st, 2022, there were 5,597,665 shares of Class A and 300,000 of Class B stock issued and outstanding. During the year 2022, the company issued 1,893 Class A shares for the amount of $4,259.

Preferred stock

The Company is authorized to issue 4,583,333 shares of preferred stock, which have been designated as preferred A (3,736,933) and preferred B (846,400) at no par value. Shares of preferred Series A and B stock may be converted to an equal share of Class A common stock at any time and automatically convert into shares of Class A common stock immediately prior to the closing of an initial public offering of not less than $20 million.

Series A and B preferred Stockholders are entitled to the same voting rights as Class A and B common stockholders, respectively, and entitled to noncumulative dividends of $0.02 and $0.03 per share, respectively, to the stockholders of record when and if dividends are ever declared by the board of directors.

Additionally, Series A and B stockholders are entitled to a liquidation preference of $2.00 and $3.00, respectively, per share along with any accumulated dividends upon liquidation of the Company.

NOTE 6 – STOCKHOLDERS' DEFICIT (continued)

Preferred stock

During the year ended December 31, 2021, the Company issued 494,668 in Series B preferred shares for $ 1,484,004 less stock issuance costs of $91,176 for a net of $1,392,828.

During the year ended December 31, 2022, the Company issued 341,333 in Series B preferred shares for $1,023,999 less stock issuance costs of $68,505 for a net of $955,494.

As of December 31, 2022, there were 3,736,933 and 836,001 shares of Series A and Series B Preferred Stock, respectively, issued and outstanding. As of December 31, 2021, there were 3,736,933 and 494,668 shares of Series A and Series B Preferred Stock, respectively, issued and outstanding.

NOTE 7 – INCOME TAXES

The components of the net provision for income taxes consist of the following as of December 31:

	2022			2021		
	Federal	State	Total	Federal	State	Total
Current	$ -	$ -	$ -	$ -	$ -	$ -
Deferred	-	-	-	-	-	-
			$ -			$ -

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The following table presents significant components of the Company's deferred tax assets and liabilities for the years ended December 31:

	2022	2021
Deferred tax assets and liabilities		
Net operating loss carryforward	$ 972,954	$ 1,009,054
Depreciation and amortization	(294,602)	(448,518)
Deferred revenue	(3,069)	(3,425)
	675,283	557,111
Less valuation allowance	(675,283)	(557,111)
Net deferred tax asset (liability)	$ -	$ -

As of December 31, 2021, the Company had a United States Federal net operating loss carryforward of approximately $3,529,652and Hawai'i State net operating losses of $3,620,729. The net operating loss carryforward expires at various dates beginning in 2036 if not utilized.

NOTE 7 – INCOME TAXES (continued)

The Company's valuation allowance was primarily related to the operating losses. The valuation allowance is determined in accordance with the provisions of ASC No. 740, *Income Taxes*, which requires an assessment of both negative and positive evidence when measuring the need for a valuation allowance. Based on the available objective evidence and the Company's history of losses, management provides no assurance that the net deferred tax assets will be realized.

The Company is subject to taxation in the United States, Hawai'i, and California jurisdictions. The preparation of tax returns requires management to interpret the applicable tax laws and regulations in effect in such jurisdictions, which could affect the amount of tax paid by the Company. Management, in consultation with its tax advisors, files its tax returns based on interpretations that are believed to be reasonable under the circumstances. The income tax returns, however, are subject to routine reviews by the various taxing authorities. As part of these reviews, a taxing authority may disagree with respect to the tax positions taken by management ("uncertain tax positions") and therefore may require the Company to pay additional taxes.

Management evaluates the requirement for additional tax accruals, including interest and penalties, which the Company could incur as a result of the ultimate resolution of its uncertain tax positions. Management reviews and updates the accrual for uncertain tax positions as more definitive information becomes available from taxing authorities, completion of tax audits, expiration of statute of limitations, or upon the occurrence of other events.

For the years ended December 31, 2022 and 2021, there were no liabilities for income taxes associated with unrecognized tax benefits. The Company recognizes accrued interest related to unrecognized tax benefits as well as any related penalties in interest income or expense in its Statements of Operations. The federal and state income tax returns of the Company are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

NOTE 8 – OPERATING LEASES

The Company occupies two commercial spaces under non-cancellable operating leases.

<u>Brewery and tap room leases</u>

The Company rents commercial properties at various locations in excess of one year. The Company has classified its leases as operating leases. The Company's office space leases require it to make variable payments for the Company's proportionate share of property taxes, insurance, and common area maintenance. These variable payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

NOTE 8 – OPERATING LEASES (continued)

The components of the operating lease are as follow for the year ending December 31:

	2022
Operating lease cost	$ 308,895
Operating cash flow	$ 294,965
Right of use asset obtained	$ 1,685,168
Weighted average remaining lease term	6 years
Weighted average discount rate	1.61%

Rent expense

Total rent expense was $517,779 for the year ended December 31, 2022, and is included as a component of costs of goods sold in the amount of $295,909, and selling, general, and administrative expenses in the amount of $221,870.

Total rent expense was $322,276 for the year ended December 31, 2021, and is included as a component of costs of goods sold in the amount of $145,270, and selling, general, and administrative expenses in the amount of $177,006.

Future minimum lease commitments

Future minimum rental payments under non-cancellable operating leases are as follows for the years ending December 31:

2023	$	326,287
2024		322,674
2025		225,895
2026		123,535
2027		132,580
Thereafter		599,143
Total undiscounted lease payments		1,730,115
Less imputed interest		(44,947)
	$	1,685,168

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Regulations

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Contingencies

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

NOTE 10 – RELATED PARTY TRANSACTIONS

Accounts receivable, related parties

The Company and Dragononi, Inc., share certain officers. The Company had net receivables from Dragononi, Inc., in the amount of $0 and $46,903 as of December 31, 2022 and 2021, respectively.

Rent expense

In 2021 the Company rents a coffee farm owned by one of its Directors. The rent expense amounted to $0 and $19,200 for the years ended December 31, 2022 and 2021, respectively.

NOTE 11 – SUBSEQUENT EVENTS

The Company evaluated its December 31, 2022, Financial Statements for subsequent events through June 5, 2023, the date the Financial Statements were available to be issued and identified the following subsequent event for additional disclosure in the Financial Statements.

***

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Ola Brew is not live or open to the public at this moment.

INVEST IN OLA BREW TODAY!

Make History with Hawai'i's Fastest Growing Brewery

Hawaiian Ola Brewing Corporation (dba "Ola Brew") has a proven recipe for success in the beer industry, and now we are ready to take on distilled spirits. Our spirit, 'Ōkolehao, ...
Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Ola
MAKE HISTORY WITH HAWAI'I'S FASTEST GROWING BREWERY

$0 Raised

REASONS TO INVEST

- Compared to Maui Brew & Kona Brew, two of Hawai'i's largest breweries, Ola Brew grew faster than both over our respective first 5 years of operations, with revenues to date of $27M & over $8.2M in 2022 alone.
- Our spirit, Ola ʻŌkolehao, has won 13 international awards including Hawai'i Distillery of the year for 2023, and most notably Best In Class and Double Gold in the San Francisco World Spirits Competition!
- Our spirits compete with Tequila/Mezcal and are made from a plant cousin to agave, but it grows 5 times as fast in Hawai'i. Agave-based spirits, including tequila, are the fastest growing category in the US.

Invest Now
$3.50 Per Share

PREVIOUSLY CROWDFUNDED
$3,045,166.28

RAISED
$0

INVESTORS
0

MIN INVEST
$497

VALUATION
$36.67M

OTHER HIGHLIGHTS

Since Our Last Raise...


Since our last crowdfunding raise in 2020 (using 2019 financials):
We have increased our annual revenues by 133%!
Dec 15th, 2017 (Opened)
$56,182
2018
$1.49M
2019
$3.55M
2020
$4.18M
2021
$7.22M
2022
$8.28M
0
$10M


We've developed a commercial cultivation technique to allow us to make 'Ōkolehao at a competitive price
Ola has also established our 40 acre oceanfront farm, with over 16,000 kī plants already in the ground and now planting 10,000 per month.


We've already purchased our oceanfront distillery location, the historic Hilo Sugar Mill.
We've received plan approval to retrofit the existing 14,000 square foot building into Ola's distillery, bar and restaurant.


"First producers of a kī spirit that has ever entered into the competition this was an experiment gone REALLY right!"
Amanda Blue
President and COO Tasting Alliance, Wine and Spirits Competitions San Francisco World Spirits Competition Judge

**The above testimonial may not be representative of the opinions of other experts or experiences of other customers and is not a guarantee of future performance or success.*

THE PITCH

Join our Ola Ohana

Since 2016, **CROWDFUNDING** has been woven into the DNA and foundation of Ola Brew. As a way to uplift our community and build a more circular economy, we prioritize creating equal investment opportunities for EVERYONE.


1
PRODUCTION BREWERY


2
TAPROOMS ON HAWAI'I ISLAND
Ola BREW


800
RETAIL LOCATIONS THROUGHOUT THE STATE OF HAWAI'I


2800+
SHAREHOLDERS AND EMPLOYEE-OWNERS

Ola Brew was amongst the FIRST breweries to crowdfund in the US. Our initial crowdfunding campaign successfully closed in May of 2017, just 5 months before our brewery opened in Kailua Kona, HI.

Ola Brew has raised **over $3M** through crowdfunding. We currently share our successes with over 2800 community and employee owners that motivate us to continue innovating and pushing the boundaries of the brewing and spirits industry.

THE MARKET

From Farm to Glass: Ōkolehao, the Next Rising Star in Distilled Spirits


17%+
Revenue growth from agave based spirits in the US
Ola
ŌKOLEHAO

**The above is a rendering of a future product. Images are computer generated demo versions. Product is still currently under development and is not yet available on the market.*

The largest segment of alcohol sales in the US is now Distilled Spirits after 13 years of consecutive growth. In 2022, revenues in the US from agave-based spirits, which include tequila - grew over 17%, outpacing every other category. (Source)

Interestingly enough...the spirit we make is distilled from a plant cousin to Agavé.


Plant Cousins
Asparagaceae
Kī
Agave
Kī root used for making 'Ōkolehao
Piña used for making Tequila and Mezcal

It's called 'Ōkolehao and it's made from the root of the ki plant. On our 40 acre oceanfront farm, we've already planted over 16,000 ki and are now planting 10,000 per month. Compared to agave which can take up to 6 years to mature, we harvest a commercially viable crop in less than a year!


40 ACRE
OCEANFRONT FARM
16,000+
KI ALREADY PLANTED
10,000
KI PLANTED MONTHLY

THE OPPORTUNITY

Why Ola?



**The above is a rendering of a future product. Images are computer generated demo versions. Product is still currently under development and is not yet available on the market.*

Ola Brew's Mission has always been to support the growth of Hawai'i's agricultural economy. With our current product offerings we have sourced over $1.8M in Hawai'i grown agriculture since we opened our brewery in December of 2017.


"The Hawai'i State Legislature of the state of Hawai'i hereby congratulates Ola Brew on the momentous occasion of its 5th Anniversary. We commend the company for its outstanding contribution to the community and extends its warmest well wishes for continued success in future endeavors."
Hawaii State Legislature
House and Senate

As we grow, we aim to build our legacy by creating a demand for potentially the largest agricultural crop in Hawai'i by bringing our award-winning distilled spirit, Ola 'Ōkolehao to the world stage.


Purchased 10 acre oceanfront historic Hilo Sugar Mill for Distillery Location
County Plan Approval for build out of Ola distillery
We now commercially grow ki, the plant cousin to agave, but 5 times as fast
Just Launched our Hard Juice Line
Sourced over $1.8M in Hawai"i grown Agriculture

Our spirit is winning awards internationally along-side premium tequilas in the most prestigious competitions. With ultra premium tequila revenues on the rise, and mezcals not far behind, the other agave spirits category is primed for innovation.


WON 13 INTERNATIONAL AWARDS INCLUDING:
BEST OF CLASS

'Ōkolehao is distilled from a plant cousin to agave that not only has cultural significance in Hawai'i, but also grows five times as fast and organically. But what does it taste like? You guessed it! A premium tequila! and with over 800 unique varietals of ki and numerous aging and distillation techniques, the flavor possibilities are endless.

ABOUT

HEADQUARTERS
74- 5598 Luhia St
Kailua Kona, HI 96740

WEBSITE
View Site

Hawaiian Ola Brewing Corporation (dba "Ola Brew") has a proven recipe for success in the beer industry, and now we are ready to take on distilled spirits. Our spirit, 'Ōkolehao, competes with tequila/mezcal, join us in bringing Ola to your community and the world.

TEAM



Naehalani Breeland
Co-Founder, President, Director, Director of Marketing

Raised on the island of Moloka'i, and educated in New York, NY., Naehalani has worked in many different environments to foster healthy growth in her communities. As a veteran in the beverage industry, she creates and executes strategies to cultivate a meaningful and successful brand.



Brett Jacobson
Co-Founder, CEO, Director

Brett thrives as a beverage entrepreneur, leading by example not just in the beverage industry but through it as a steward of the planet. As an active CEO for beverage companies for over 10 years, Brett applies his strong business acumen to continue the growth and business development for Ola Brew to its highest potential.



Yvette Miller
Secretary/Accountant

Yvette Miller has been working as a senior-level accountant and financial controller for over 30 years. At Ola Brew, she has created and executed accounting systems, and overseen compliance. Yvette works an average of 20 hours per week for Ola Brew



Constantin Heitcamp
Chief Science Advisor/ Quality Assurance Manager

Constantin has been in the international beverage industries for 15 years, including 4 prestigious degrees (Geisenheim, UC Davis), teaching, and consulting. He is a key contributor to our product development, quality assurance, and the consistency of our market releases.



Jeffrey Dela Cruz
Graphic Design

Jeffrey has designed every package and graphic for Ola Brew since its inception. A true artist, his wide range of skill and attention to detail has allowed Ola Brew to be fearless in our brand messaging. Jeffrey works an average of 20 hours per week for Ola Brew.



Buddy Ah Nee
Head Brewer

Buddy has grown into his position as head brewer at Ola Brew. Born and raised on the Island of Hawaii, it's safe to say he has put in more brewing hours than anyone on the team!



Roberto Saldua
Sales Manager

Roberto Saldua has proven his excellence in the beverage industry with a well-tailored skillset and over 17 years of experience in the Hawaii market. He has increased Ola's retail footprint across the state with confidence and precision.



Christopher Sandy
Director

Chris helps to grow organizations and ideas in Hawai'i using communication, design, and creative thinking. His experience ranges from small to enterprise-sized companies in industries ranging from technology, sustainable agriculture, medical cannabis, and the food and beverage industry. Chris works an average of 10 hours per month for Ola Brew



Richard White
Director

RICHARD WHITE has spent his entire career building and leading executive teams, taking on big challenges and delivering successful results. His experience as a CEO, consultant and senior IT executive arms him with the unique ability to identify business opportunities across disciplines, evaluate improvement options, and recommend systemic solutions. Richard balances a sense of urgency with a pragmatic approach to enhancing operational performance. Rich works an average of 2 hours per month



Paul Flessner
Director of Farm Operations

Agroecologist and farmer with 18 years of experience managing agricultural systems on Hawaii island with a goal to make the richest soil in the world!



Kristopher Jacobson
Director of Operations

Kris has been actively managing production and operations for the last 10 years in non-alcoholic production, building agricultural cultivation systems and teams, and now in his current role as Head of Operations at Ola Brew. Kris efficiently motivates his team through his dedication to quality and concise and informed record-keeping. Kris also enjoys getting his hands in the dirt, growing fresh produce for his community.



Ka'ikena Scanlan
Ki Farmer

Musician, teacher, and farmer, Ka'ikena dedicate his life to aloha aina by walking the talk through stewarding the land perpetuating cultural values and educating the masses through his music.

TERMS

Ola Brew

Overview

PRICE PER SHARE
$3.50

VALUATION
$36.67M

DEADLINE
Oct 17, 2023

FUNDING GOAL
$15k - $5M

Breakdown

MIN INVESTMENT
$497

OFFERING TYPE
Equity

MAX INVESTMENT
$4,999,998.50

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
4,285

SHARES OFFERED
Class A Common Stock

MAX NUMBER OF SHARES OFFERED
1,428,571

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. *Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common*

Investment Incentives & Bonuses*

Loyalty Bonus | 5% Bonus Shares

As you have previously invested in Hawaiian Ola Brewing Corporation, you are eligible for additional bonus shares

Time-Based Perks:

First to the Party

Invest within the first 72 hours and receive 10% bonus shares.

Still Got Time

Invest within the first week and receive 5% bonus shares.

Volume-Based Perks:

Bronze | $1,000+

*Invest $1000 or more and receive INVESTOR CARD 10% off at any of our in-person locations FOR LIFE, 50ml bottle of our first 'Ōkolehao for $1**, ****

Silver | $5,000+

*Invest $5,000 or more and receive exclusive 'Ōkolehao Flask, INVESTOR CARD 10% off at any of our in-person locations FOR LIFE, and a 200mL of our first 'Ōkolehao for $1**, ****

Gold | $10,000+

Invest $10,000 or more and receive an invitation to an 'Ōkolehao pairing, exclusive 'Ōkolehao Flask, INVESTOR CARD 10% off at any of our in-person locations FOR LIFE, and 750mL of 'Ōkolehao for $1**, ****

Double Gold | $25,000+

Invest $25,000 or more and receive 5% bonus shares, an invitation to an 'Ōkolehao pairing, exclusive 'Ōkolehao Flask, INVESTOR CARD 10% off at our in-person locations FOR LIFE, and 750mL of our first production 'Ōkolehao for $1**, ****

Best in Class | $50,000+

Invest $50,000 or more, and receive 10% bonus shares, an invitation to an 'Ōkolehao pairing, an exclusive 'Ōkolehao Flask, INVESTOR CARD with 10% off at our in-person locations FOR LIFE, and 750mL of our first 'Ōkolehao for $1**, ****

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

***At our 'Ōkolehao Distillery upon opening!*

****Investors must be over 21 in order to pick up perks!*

The 10% StartEngine Owners' Bonus

Hawaiian Ola Brewing Corporation will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $350. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the 5% Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

PRESS

West Hawai'i Today
Booming by the barrel: 8 months after opening, Ola Brew Co. continues to grow

View Article

West Hawai'i Today
A new start: Ola Brew celebrates Earth Day with keiki kalo giveaway

View Article

Hilo Tribune Herald
Ola Brew opens new taproom in Hilo

View Article

Big Island Now
Ola Brew Delves Into New Market With Award-Winning, Uniquely Hawaiian Spirit

View Article

West Hawaii Today
Mutual support: Farmers and Ola Brew work together to create local products

View Article

Show More Press

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Ola Brew.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Naeha: Aloha my name is Naehalani Breeland and I am the President and Co-Founder of Ola Brew

Ka'ikena: And I'm Ka'ikena Scanlan, our ki farmer!

Naeha: In our first 5 years of business, Ola Brew was the fastest-growing brewery by volume in HAWAII's history.

Kaikena: What you might not know, is while building our beer business, we've also been busy refining a distilled spirit.

Naeha: We're ready to make history again and now is the perfect time!

We are introducing something so unique and authentic that will expand Ola's mission to support the growth of Hawai'i's agricultural economy.

In 2022, revenues from agave-based spirits, including tequila - grew over 17%, outpacing every other category.

..why do you think all these celebrities and their moms are investing?!

Ka'ikena - Oh we should get a celebrity, eh?

Naeha: I mean…maybe, But hear me out…the spirit we make is distilled from a plant cousin to Agavé.

Ka'ikena: It grows organically and three times as fast right here in Hawai'i! I

Naeha: t's called ʻŌkolehao and it's made from the root of the ki plant.

We've won 13 international awards for our spirit, Ola ʻŌkolehao, including craft distillery of the year for Hawaiʻi -

Ka'ikena: Sooo…I think I'm getting it, but what's it taste like?

Naeha: I think you got it…a premium tequila, and we've won these awards alongside other agave spirits.

In the San Francisco World Spirits Competition, otherwise known as the Grammys of the industry, we won Best in Class and Double Gold!

Ola is ready to bring ʻŌkolehao to the world AND with crowdfunding, now YOU can be OUR CELEBRITY investor!

Ka'ikena: On our 40-acre oceanfront farm, we've already planted over 16,000 ki and are now planting 10,000 per month.

Compared to agave which can take up to 6 years to mature we harvest a commercially viable crop in less than one year—that's really fast!

Naeha: And with over 800 unique varietals of kī and numerous distillation and aging techniques, our plan is to release a specialty ʻOkolehao every month!

Ka'ikena: Now that our farm is locked in, we are ready to go.

Naeha: Just two miles down the road Ola Brew has purchased the historic Hilo Sugar Mill. With panoramic views of Hilo Bay, this 10-acre oceanfront property includes an existing 14,000 square foot building and can host events for up to 2,000 people.

We plan to transform this beautiful location into the permanent home for Ola ʻŌkolehao complete with an all-in-one destination distillery, bar, and restaurant.

Ka'ikena: Now, let's celebrate our successes, make history again, and share ʻOkolehao on the world stage.

Naeha: Be OUR celebrity and invest in Ola today!

What are you farming? Oh, Chiles!

Potentially 760 more varieties we don't have yet, but as Ash Ketchum says, we gotta catch them all!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the

new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

FORM DC-5
7/2008

Clear Info

STATE OF HAWAII
DEPARTMENT OF COMMERCE AND CONSUMER AFFAIRS
Business Registration Division
335 Merchant Street
Mailing Address: P.O. Box 40, Honolulu, Hawaii 96810
Phone No. (808) 586-2727

AMENDED AND RESTATED ARTICLES OF INCORPORATION

(Section 414-287, Hawaii Revised Statutes)

PLEASE TYPE OR PRINT LEGIBLY IN BLACK INK

The undersigned, duly authorized officers of the corporation submitting these Amended and Restated Articles of Incorporation, certifies as follows:

1. The name of the corporation is:

Hawaiian Ola Brewing Corporation 256941 D1

2. The Amended and Restated Articles of Incorporation adopted is attached.

3. The total number of shares outstanding is: 10,478,536

4. The Amended and Restated Articles of Incorporation was adopted (check one):

☐ at a meeting of the shareholders held on March (Month) 20th (Day) 2023 (Year)

Class/Series	Total Number of Votes Entitled to be Cast	Number of Votes Cast For Amendment	Number of Votes Cast Against Amendment
Class A Common	2,353,466	2,343,466	10,000
Class B Common*	3,000,000	3,000,000	0
Series A Preferred	651,685	614,185	37,500
Series B Preferred	469,000	469,000	0

*Class B Common is entitled to 10 votes per share

☐ **OR**

by written consent dated ________ (Month Day Year) which all of the shareholders signed.

5. If the amendment(s) provides for an exchange, reclassification, or cancellation of issued shares, provisions necessary to effect the exchange, reclassification, or cancellation, if any, have been made.

6. The attached Amended and Restated Articles of Incorporation supersedes the original Articles of Incorporation and all amendments thereto.

The undersigned certifies under the penalties of Section 414-20, Hawaii Revised Statutes, that the undersigned has read the above statements, I/we are authorized to make this change, and that the statements are true and correct.

Signed this 14 day of July, 2023

J Naehalani Breeland (Type/Print Name & Title)

Naehalani Breeland (Signature of Officer)

SEE INSTRUCTIONS ON REVERSE SIDE. The articles must be signed by at least one officer of the corporation.

Instructions: Amended and Restated Articles of Incorporation must be typewritten or printed in ***black ink***, and must be ***legible***. The articles must be signed by at least one officer of the corporation. All signatures must be in ***black ink.*** Submit original articles together with the appropriate fee.

Line 1. State the full name of the corporation.

Line 2. Attach the Amended and Restated Articles of Incorporation that was adopted. Attachment must be typewritten or printed in black ink on 8-1/2 x 11 white, bond paper and printed only on one side.

Do not re-execute the attachment.

Line 3. State the total number of shares outstanding.

Line 4. Check whether the Amended and Restated Articles of Incorporation was adopted at a meeting of the shareholders or by unanimous written consent of the shareholders.

For corporations incorporated prior to July 1, 1987:
The Amended and Restated Articles of Incorporation must be approved by the affirmative vote of the holders of two-thirds of the shares having voting power at the meeting. If the Amended and Restated Articles of Incorporation was approved by written consent, the vote must be by all of the shareholders.

For corporations incorporated on or after July 1, 1987:
The Amended and Restated Articles of Incorporation must be approved by the affirmative vote of the majority of the holders of shares having voting power. If the Amended and Restated Articles of Incorporation was approved by written consent, the vote must be by all of the shareholders.

If the Amended and Restated Articles of Incorporation was adopted at a meeting, give the date (month, day and year) of the meeting and complete the three boxes.

If the Amended and Restated Articles of Incorporation was adopted by written consent of all the shareholders in lieu of a meeting, give the date (month, day and year) of the written consent.

Filing Fees: ***Filing fee ($25.00) is not refundable***. Make checks payable to DEPARTMENT OF COMMERCE AND CONSUMER AFFAIRS. Dishonored Check Fee $25.00.

For any questions call (808) 586-2727. Neighbor islands may call the following numbers followed by 6-2727 and the # sign: Kauai 274-3141; Maui 984-2400; Hawaii 974-4000, Lanai & Molokai 1-800-468-4644 (toll free).

Fax: (808) 586-2733 Email Address: breg@dcca.hawaii.gov

NOTICE: THIS MATERIAL CAN BE MADE AVAILABLE FOR INDIVIDUALS WITH SPECIAL NEEDS. PLEASE CALL THE DIVISION SECRETARY, BUSINESS REGISTRATION DIVISION, DCCA, AT 586-2744, TO SUBMIT YOUR REQUEST.

ALL BUSINESS REGISTRATION FILINGS ARE OPEN TO PUBLIC INSPECTION. (SECTION 92F-11, HRS)

STATE OF HAWAII
DEPT OF COMMERCE & CONSUMER AFFAIRS

OFFICIAL RECEIPT

Reference Number: 000724359

DATE: 7/14/2023

ACCOUNT:HAWAIIAN OLA BREWING CORPORATION

TRANSACTION LINES:

Cashier Code	Name	Amount
B14	B14 - AMEND/AMNC/AMRS/RS PROFIT	$25.00
S02	S02 - EXPEDITED REVIEW- Amend/Restated Articles	$25.00
BSA	BSA - BREG-STATE ARCHIVES FEES_A- ARCHIVE	$1.00

DESCRIPTION: ER DC5

AMOUNT: $51.00

PAYMENT TYPE: Credit Card

LAST 4 DIGITS OF CREDIT CARD: 8991

CUSTOMER SIGNATURE: ___________________________

THIRD AMENDED AND RESTATED ARTICLES OF INCORPORATION OF HAWAIIAN OLA BREWING CORPORATION

Pursuant to the Hawaii Business Corporation Act, Hawaii Revised Statutes, Chapter 414, the Articles of Incorporation of this corporation are hereby amended and restated to read as follows:

ARTICLE I

The name of this corporation is Hawaiian Ola Brewing Corporation (the "Corporation").

ARTICLE II

(A) Classes of Stock. The Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares of Common Stock which the Corporation is authorized to issue is thirteen million, five hundred thousand (13,500,000) shares, thirteen million, two hundred thousand (13,200,000) of which are designated "Class A Common Stock" and three hundred thousand (300,000) of which are designated "Class B Common Stock". The total number of shares of Preferred Stock which the Corporation is authorized to issue is seven million, one hundred three thousand, four hundred four (7,103,404) shares.

(B) Rights, Preferences and Restrictions of Preferred Stock. The Preferred Stock authorized by these Amended and Restated Articles of Incorporation (the "Restated Articles") may be issued from time to time in one or more series. The first series of Preferred Stock shall be designated "Series A Preferred Stock" and shall consist of three million, seven hundred thirty-six thousand, nine hundred thirty-three (3,736,933) shares. The second series of Preferred Stock shall be designated "Series B Preferred Stock" and shall consist of eight hundred thirty-six thousand and one (836,001) shares. The third series of Preferred Stock shall be designated "Series C Preferred Stock" and shall consist of two million, five hundred thirty thousand, four hundred seventy (2,530,470) shares. The rights, preferences, privileges, and restrictions granted to and imposed on the Series A Preferred Stock, the Series B Preferred Stock and the Series C Preferred Stock are as set forth below in this Article II(B).

1. Dividend Provisions. The holders of shares of Preferred Stock, each series pari passu with the other, shall be entitled to receive dividends, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of the Corporation) on the Common Stock of the Corporation, at the rate of $0.02 on each outstanding share of Series A Preferred Stock, $0.03 on each outstanding share of Series B Preferred Stock, and $0.035 on each outstanding share of Series C Preferred Stock (as adjusted for stock splits, stock dividends, reclassification and the like), payable when, as and if declared by the Board of Directors of the

Corporation (the "Board of Directors"). Such dividends shall not be cumulative, and no right shall accrue to the holders of the Preferred Stock by reason of the fact that dividends on the Preferred Stock are not declared or paid in any previous fiscal year of the Corporation, whether or not the earnings of the Corporation in that previous fiscal year were sufficient to pay such dividends in whole or in part. After payment of dividends to the holders of the Preferred Stock as set forth above, dividends may be declared and distributed among the holders of the shares of Preferred Stock and Common Stock, pro rata based on the number of shares held by each such holder, treating for this purpose the shares of Preferred Stock as if they had been converted to Common Stock pursuant to the terms of the Restated Articles immediately prior to such dividend.

2. Liquidation.

(a) Preference. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of the Preferred Stock, each series pari passu with the other, shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to $2.00 per share to the holders of the Series A Preferred Stock, $3.00 per share to the holders of the Series B Preferred Stock, and $3.50 per share to the holders of the Series C Preferred Stock (as adjusted for stock splits, stock dividends, reclassification and the like), plus declared but unpaid dividends. If, upon the occurrence of such event, the assets and funds thus distributed among the holders of the Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of the Series A Preferred Stock, the Series B Preferred Stock, and the Series C Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

(b) Remaining Assets. Upon the completion of the distribution required by Section 2(a) above, if assets remain in the Corporation, the holders of the Common Stock of the Corporation shall receive all of the remaining assets of the Corporation.

(c) Certain Acquisitions.

(i) Deemed Liquidation. For purposes of this Section 2, any of the following transactions (each, a "Liquidation Transaction") shall be deemed a liquidation of the Corporation under Section 2(a): (A) the closing of the sale, transfer or other disposition of all or substantially all of this corporation's assets, (B) the consummation of the merger or consolidation of this corporation with or into another entity (except a merger or consolidation in which the holders of capital stock of this corporation immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of this corporation or the surviving or acquiring entity), (C) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of this corporation's securities), of this corporation's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of this corporation (or the surviving or acquiring entity), or (D) a liquidation, dissolution or winding up of this corporation; provided, however, that a transaction shall not constitute a Liquidation Transaction if its sole purpose is to change the state

of this corporation's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held this corporation's securities immediately prior to such transaction. Notwithstanding the prior sentence, the sale of shares of Preferred Stock in a financing transaction shall not be deemed a Liquidation Transaction. The treatment of any particular transaction or series of related transactions as a Liquidation Transaction may be waived by the vote or written consent of the holders of a majority of the outstanding Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

(ii) Valuation of Consideration. In the event of a deemed liquidation as described in Section 2(c)(i) above, if the consideration received by the Corporation is other than cash, its value will be deemed its fair market value. Any securities shall be valued as follows:

(A) Securities not subject to investment letter or other similar restrictions on free marketability:

(1) If traded on a securities exchange or The Nasdaq Stock Market ("Nasdaq"), the value shall be based on the formula specified in the definitive agreements for the Liquidation Transaction (provided that such definitive agreements shall be approved by the Board of Directors and the shareholders of the Corporation to the extent required by the Hawaii Revised Statutes) or, if no such formula exists, then the value of such securities shall be based on a formula approved by the Board of Directors and derived from the closing prices of the securities on such exchange or Nasdaq over a specified time period;

(2) If actively traded over-the-counter, the value shall be based on the formula specified in the definitive agreements for the Liquidation Transaction (provided that such definitive agreements shall be approved by the Board of Directors and the shareholders of the Corporation to the extent required by the Hawaii Revised Statutes) or, if no such formula exists, then the value of such securities shall be based on a formula approved by the Board of Directors and derived from the closing bid or sales prices (whichever is applicable) of such securities over a specified time period; and

(3) If there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Board of Directors.

(B) The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a shareholder's status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as specified above in Section 2(c)(ii)(A) to reflect the approximate fair market value thereof, as determined in good faith by the Board of Directors.

(iii) Notice of Liquidation Transaction. The Corporation shall give each holder of record of Series A Preferred Stock and Series B Preferred Stock written notice of any impending Liquidation Transaction not later than 10 days prior to the shareholders' meeting called to approve such Liquidation Transaction, or 10 days prior to the closing of such Liquidation Transaction, whichever is earlier, and shall also notify such holders in writing of the final approval

of such Liquidation Transaction. The first of such notices shall describe the material terms and conditions of the impending Liquidation Transaction and the provisions of this Section 2, and the Corporation shall thereafter give such holders prompt notice of any material changes. Unless such notice requirements are waived, the Liquidation Transaction shall not take place sooner than 10 days after the Corporation has given the first notice provided for herein or sooner than 10 days after the Corporation has given notice of any material changes provided for herein. Notwithstanding the other provisions of these Restated Articles, all notice periods or requirements in these Restated Articles may be shortened or waived, either before or after the action for which notice is required, upon the written consent of the holders of a majority of the shares of Preferred Stock that are entitled to such notice rights.

(iv) Effect of Noncompliance. In the event the requirements of this Section 2(c) are not complied with, the Corporation shall forthwith either cause the closing of the Liquidation Transaction to be postponed until the requirements of this Section 2 have been complied with, or cancel such Liquidation Transaction, in which event the rights, preferences, privileges and restrictions of the holders of the Preferred Stock shall revert to and be the same as such rights, preferences, privileges and restrictions existing immediately prior to the date of the first notice referred to in Section 2(c)(iii).

3. Redemption. The Preferred Stock is not redeemable.

4. Conversion. The holders of the Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

(a) Right to Convert. Subject to Section 4(c), each share of Series A Preferred Stock and Series B Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Class A Common Stock as is determined by dividing $2.00 (with respect to the Series A Preferred Stock), $3.00 (with respect to the Series B Preferred Stock), or $3.50 (with respect to the Series C Preferred Stock) by the Conversion Price applicable to such share, determined as hereafter provided, in effect on the date the Corporation receives the Notice of Conversion under Section 4(c). The initial Conversion Price per share of Series A Preferred Stock shall be $2.00, the initial Conversion Price per share of Series B Preferred Stock shall be $3.00, and the initial Conversion Price per share of Series C Preferred Stock shall be $3.50.

(b) Automatic Conversion. Each share of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock shall automatically be converted into shares of Class A Common Stock at the Conversion Price at the time in effect for such share immediately upon the earlier of (i) except as provided below in Section 4(c), immediately prior to the closing of a firm commitment underwritten initial public offering ("IPO") of shares of Common Stock of the Corporation for a total offering of not less than $20,000,000 and at a per share initial public offering price of at least two times (2X) the initial Conversion Price per share of the applicable series of Preferred Stock (as adjusted) or (ii) should the Corporation become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and have its common stock listed or quoted on any United States exchange or the OTC market without having effected an IPO, the closing of the sale of shares of Common Stock of the Corporation in a public and/or

private transaction, with aggregate gross proceeds of not less than $20,000,000 and at a per share offering price of at least two times (2X) the initial Conversion Price per share of the applicable series of Preferred Stock (as adjusted).

(c) Mechanics of Conversion. Before any holder of Preferred Stock shall be entitled to convert such Preferred Stock into shares of Class A Common Stock, the holder shall give written notice ("Notice of Conversion") to the Corporation at its principal corporate office of the election to convert the same, the shareholder's consent to the Corporation's cancelling any certificate representing such Preferred Stock, and the name or names in which the certificate or certificates for shares of Class A Common Stock are to be issued. The Corporation shall, as soon as practicable thereafter, issue to such holder of Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Class A Common Stock to which such holder is entitled as aforesaid and a certificate for the remaining number of shares of Preferred Stock if less than all of the Preferred Stock evidenced by the certificate were surrendered. Such certificates may be in digital format such as pdf or other electronic file format as determined by the Board of Directors pursuant to the Corporation's bylaws. Such conversion shall be deemed to have been made immediately prior to the close of business on (i) the date the Corporation receives the Notice of Conversion, or (ii) if applicable, the date of automatic conversion specified in Section 4(b) above, and the person or persons entitled to receive the shares of Class A Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Class A Common Stock as of such date. If the conversion is in connection with an underwritten public offering of securities registered pursuant to the Securities Act the conversion may, at the option of any holder tendering such Preferred Stock for conversion, be conditioned upon the closing with the underwriters of the sale of securities pursuant to such offering, in which event any persons entitled to receive Class A Common Stock upon conversion of such Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such sale of securities.

(d) Other Distributions. In the event the Corporation shall declare a distribution (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in this Section 4 or in Section 2 of this Article II(B)) payable in securities of other persons, evidences of indebtedness issued by the Corporation or other persons, assets (excluding cash dividends) or options or rights not referred to in Section 4(d)(i) or 4(d)(ii), then, in each such case for the purpose of this Section 4(e), the holders of Preferred Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock of the Corporation into which their shares of Preferred Stock are convertible as of the record date fixed for the determination of the holders of Common Stock of the Corporation entitled to receive such distribution.

(e) Recapitalizations. If at any time or from time to time there shall be a recapitalization of the Common Stock (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in this Section 4 or in Section 2 of this Article II(B)) provision shall be made so that the holders of the Preferred Stock shall thereafter be entitled to receive upon conversion of such Preferred Stock the number of shares of stock or other securities or property of the Corporation or otherwise, to which a holder of Common Stock deliverable upon conversion would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 4 with respect to the

rights of the holders of such Preferred Stock after the recapitalization to the end that the provisions of this Section 4 (including adjustment of the Conversion Price then in effect and the number of shares purchasable upon conversion of such Preferred Stock) shall be applicable after that event and be as nearly equivalent as practicable.

(f) No Fractional Shares and Certificate as to Adjustments. No fractional shares shall be issued upon the conversion of any share or shares of the Preferred Stock, and the number of shares of Common Stock to be issued shall be rounded up to the nearest whole share. The number of shares issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the number of shares of Common Stock issuable upon such aggregate conversion.

(g) Notices of Record Date. In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, the Corporation shall mail to each holder of Preferred Stock, at least 10 days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

(h) Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of the Series A Preferred Stock and Series B Preferred Stock, such number of its shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of such series of Preferred Stock; and if at any time the number of authorized but unissued shares of Class A Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of such series of Preferred Stock, in addition to such other remedies as shall be available to the holder of such Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Class A Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite shareholder approval of any necessary amendment to these Restated Articles.

(i) Notices. Any notice required by the provisions of this Section 4 to be given to the holders of shares of Preferred Stock (i) shall be deemed given if delivered personally, sent via internationally recognized overnight courier service, via facsimile or deposited in the United States mail, postage prepaid, and addressed to each holder of record at his address appearing on the books of this corporation and (ii) may be waived by the holders of at least sixty percent (60%) of the outstanding shares of Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

5. Voting Rights. Except as expressly provided by these Restated Articles or as provided by law, the holders of Preferred Stock shall have the same voting rights as the holders of Class A Common Stock and shall be entitled to notice of any shareholders' meeting in accordance with the Bylaws of the Corporation, and the holders of Common Stock and the

Preferred Stock shall vote together as a single class on all matters. Each holder of Preferred Stock is entitled to the number of votes equal to the number of shares of Class A Common Stock into which such shares of Preferred Stock could be converted. Fractional votes shall not, however, be permitted, and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward).

6. Status of Converted Stock. In the event any shares of Preferred Stock shall be converted pursuant to Section 4 hereof, the shares so converted shall be cancelled and shall not be issuable by the Corporation.

(C) Common Stock. The rights, preferences, privileges, and restrictions granted to and imposed on the Common Stock are as set forth below in this Article II(C).

1. General Rights. Except as otherwise provided in these Restated Articles of Incorporation or required by applicable law, shares of Common Stock (whether Class A or Class B) shall have the same rights and powers, rank equally (including as to dividends and distributions, and any liquidation, dissolution or winding up of the corporation but excluding voting as described in Section (C)2 below), share ratably and be identical in all respects as to all matters, including:

(a) Dividend Rights. Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

(b) Liquidation Rights. Upon the liquidation, dissolution or winding up of the Corporation, or the occurrence of a Liquidation Transaction, the assets of the Corporation shall be distributed as provided in Section 2 of Article II(B).

(c) Redemption. The Common Stock is not redeemable.

2. Voting Rights.

(a) Class A Common Stock. Each holder of Class A Common Stock is entitled to (i) one (1) vote for each share of Class A Common Stock held at the record date for the determination of the shareholders entitled to vote on such matters or, if no such record date is established, the date such vote is taken or any written consent of shareholders is solicited, (ii) notice of any shareholders' meeting in accordance with the Bylaws of the Corporation, and (iii) the right to vote upon such matters and in such manner as may be provided by law.

(b) Class B Common Stock. Each holder of Class B Common Stock is entitled to (i) ten (10) votes for each share of Class B Common Stock held at the record date for the determination of the shareholders entitled to vote on such matters or, if no such record date is established, the date such vote is taken or any written consent of shareholders is solicited, (ii)

notice of any shareholders' meeting in accordance with the Bylaws of the Corporation, and (iii) the right to vote upon such matters and in such manner as may be provided by law.

(c) General. Except as otherwise expressly provided herein or as required by law, the holders of the Class A Common Stock and the Class B Common Stock will vote together and not as separate series or classes.

ARTICLE III

The personal liability of the Board of Directors for monetary damages shall be eliminated to the fullest extent permissible under Hawaii law, including, without limitation, to the fullest extent permissible under Section 414-222 of the Hawaii revised Statutes, as amended from time to time. No repeal or amendment of this Article III directly or by adoption of an inconsistent provision of these Restated Articles will be effective with respect to the liability of a director for acts or omissions occurring prior to such repeal or amendment.

ARTICLE IV

The mailing address of the corporation's principal office is 74-5598 LUHIA STREET KAILUA-KONA, HAWAII 96740.

ARTICLE V

The corporation shall have and continuously maintain in the State of Hawaii a registered agent who shall have a business address in this State. The agent may be an individual who resides in this State, a domestic entity or a foreign entity authorized to transact business in this State.

The name of the corporation's registered agent in the State of Hawaii is JOSEPHINE NAEHALANI BREELAND. The street address of the place of business of the person in the State of Hawaii to which service of process and other notice and documents being served on or sent to the entity represented by it may be delivered to is 74-5598 LUHIA STREET, KAILUA KONA, HAWAII 96740.

ARTICLE VI

The name and address of the corporation's incorporator are: BRETT JACOBSON, 89-1368 MAMALAHOA HWY, CAPTAIN COOK, HAWAII 96704.